DISCOUNT COUPONS CORPORATION
5584 Rio Vista Drive
Clearwater, FL 33760
(727) 324-0161

January 7, 2013

VIA EDGAR and FEDERAL EXPRESS
Matthew Crispino
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Discount Coupons Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 25, 2012
File No. 333-183521

Dear Mr. Matthew Crispino:

We are in receipt of your comment letter dated November 20, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X and update related disclosure throughout your document where appropriate.

ANSWER: In response to the Staff’s comment, we have provided financial statements pursuant to Rule 8-08 of Regulation S-X and have updated related disclosure throughout the registration statement.

2.
We refer to prior comment 2 and note that you have filed three amended Forms D with the Commission since our prior letter. The five forms D on file appear to relate to two Rule 506 offerings conducted in 2010 and 2011. We note from the disclosure provided in response to Item 15 of Form S-1 that you conducted one Rule 506 offering in 2010, two in 2011 and two in 2012. Accordingly, it does not appear that you have filed Forms D in connection will all of your Rule 506 offerings. Please advise.

ANSWER: On pages II-1to II-3, we revised our disclosure regarding sales of unregistered securities.  More specifically, we aggregated our debt offerings from 2010, 2011, and 2012 into one private placement.  Also, we aggregated our equity private placements in 2011 and 2012 into one offering.

Risk Factors

“Our Reporting obligations under Section 15(d) . . . ,” page 10

3.
We note your response to prior comment 6. The risk factor indicates that although your obligation to file reports under Section 15(d) of the Exchange Act may be suspended, you will need to file such reports to meet the requirements of the OTC BB. However, since there is no assurance that you will be accepted for quotation on the OTC BB or that you will be able to engage a market maker to file an application on your behalf, revise the risk factor to remove any implication that you will be obligated to file periodic reports under Section 15(d).

ANSWER: In response to the Staff’s comment, we have removed any implication from the risk factor that we will be obligated to file periodic reports under Section 15(d).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

4.
We note your response to prior comments 10 and 17 that consulting revenue is immaterial and not part of the overall long-term plan for the company. Your current disclosures do not appear to address this trend. Please provide a discussion that clarifies the trend that consulting revenue is immaterial and not part of the overall long-term plan for the company. Refer to Section III.B.3 of SEC Release 33-8350.

ANSWER: On page 27, we disclosed that the consulting revenue is not part of the overall long-term plan for the Company.  Additionally, we clarified that the Company will seek to enter into additional management agreements and strategic acquisitions to compensate for the absence of consulting revenue.

5.	Please tell us how your current discussion of results of operations addresses the impact of the revenue generated from the management agreements entered into in 2012 as discussed on page 20.

ANSWER:  On page 27, we disclosed that clarifies the management agreement’s impact on revenues.  More specifically, the Company’s management agreements account for approximately 90% of currently generated revenue.

Liquidity and Capital Resources, page 28

6.	We note your response to prior comment 13. It does not appear that you have provided the requested disclosure regarding your expansion plan. Therefore, we reissue the comment.

ANSWER:  On page 28, we disclosed that our expansion plan for the next 12 months requires funds of at least $275,000.  The additional revenues will be used to enter into additional management agreements and seek strategic acquisitions or joint ventures to increase the Company’s subscriber base.

Critical Accounting Policies and Estimates

Revenue, page 29

7.
Your response to prior comment 17 indicates that consulting services sales are immaterial and are not part of the overall long-term plan for the company. Please clarify if these consulting services sales are different than the management agreements entered into in 2012 that are discussed on page 20. If different, please expand your revenue recognition policy to discuss how you recognize revenue under these management agreement contracts.

ANSWER:  On page 29, we have disclosed that the consulting services sales are recognized in the period services are performed and collectability is reasonably assured.  Management agreements are different from consulting services because management agreement revenue is from coupon sales.  Accordingly, management agreement revenue is recognized when a coupon is purchased from our on-line site

Notes to Financial Statements

Note 8. Stock options, page F-27

8.
We note your response to prior comment 18. It does not appear that your footnote disclosures have been revised as indicated in your response. Please advise. In addition, in light of your significant stock-based compensation expense, please include your stock compensation policy as a critical accounting policy.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to reflect the correct amount of stock options.  On page F-28 (original page F-27), the narrative section of the footnote has been revised to add clarity to the overall discussion of stock options.  We also added a table below the narrative section to better present options outstanding and exercisable at December 31, 2011.  With reference to stock compensation policy, we had previously provided a comprehensive stock-based compensation policy in our footnote, Summary of significant accounting policies on pageF-24 (original page F-23), however, we added an additional discussion under the subheading, Stock-based compensation expense (page F-25), to provide a more specific discussion of how we record and classify stock compensation expense in our financial statements.

9.	We note your response to prior comment 19. It does not appear that the tables on pages F-13 and F-28 have been revised as discussed in your response. Please advise.

ANSWER: The tables have now been revised. The original tables only included stock options issued to employees, with a separate disclosure for stock options issued to non-employees. The tables now include all options issued to employees, board members, and consultants outstanding and excisable at December 31, 2011.  The options shown as outstanding on page F-29 now agree with the options outstanding on page 18.  Also, the outstanding options disclosed on page F-13 have been reconciled to now agree with the number outstanding on page 18.

Executive Compensation, page 30

10.
We note your response to prior comment 15. In your response letter, please explain what is meant by “wages paid in lieu of salary reported on Form 1099” and explain why these amounts are properly included in the “all other compensation” column rather than the salary column.

ANSWER: On page 32, we disclosed in footnotes the type of compensation received to the corresponding amount listed in the Executive Compensation Table. The amounts included as “all other compensation” is not classified as salary expense as there were no taxes withheld from the payments.  The recipients agreed to be responsible for their own taxes.

Certain Relationships and Related Transactions, page 31

11.
We note your revisions made in response to prior comment 16. In regard to the 157,000 shares of common stock you issued during the quarter ended June 30, 2012, revise to describe the services provided by each individual and entity identified as receiving shares of your common stock for services. Disclose the number of shares issued to each person or entity on an individual basis and how you determined the number of shares to issue to each of them. Finally, tell us when the month-to-month lease with JACZ, LLC ended.

ANSWER: On page 33, we clarified that the related party shareholders received the shares in consideration of their services for consulting.  Additionally, we provided a breakdown of the shares issued to each individual or entity and the method on which we based on valuation of services.  Lastly, we disclosed that the lease with JACZ, LLC ended on March 1, 2011 and attached the agreement as Exhibit 10.6.

Signatures

12.
We reissue prior comment 20. Please be sure that your revised document identifies the individual signing the document as principal accounting officer. We refer again to Instructions to Signatures of Form S-1.

ANSWER: In response to the Staff’s comment, we identified Pat Martin, the officer signing the registration statement on Form S-1, as the Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer of the Company.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Pat Martin
Pat Martin
Chief Executive Officer